UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___5____)*

                   Tecnoglass Inc.

(Name of Issuer)

                 Common Stock, par value $.0001

(Title of Class of Securities)

     G87264100

(CUSIP Number)

     December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Red Oak Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,251,105
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,251,105
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,105
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 4.15%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. G87264100

1. Names of Reporting Persons. The Red Oak Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 352,465
7. Sole Dispositive Power 0
8. Shared Dispositive Power 352,465
9. Aggregate Amount Beneficially Owned by Each Reporting Person 352,465
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 1.17%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. The Red Oak Long Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 160,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 160,040
9. Aggregate Amount Beneficially Owned by Each Reporting Person 160,040
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 0.53%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. The Red Oak Institutional Founders Long Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 274,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 274,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 274,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 0.91%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Pinnacle Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 464,600
7. Sole Dispositive Power 0
8. Shared Dispositive Power 464,600
9. Aggregate Amount Beneficially Owned by Each Reporting Person 464,600
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 1.54%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Pinnacle Opportunities Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 464,600
7. Sole Dispositive Power 0
8. Shared Dispositive Power 464,600
9. Aggregate Amount Beneficially Owned by Each Reporting Person 464,600
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 1.54%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. David Sandberg
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,251,105
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,251,105
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,105
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 4.15%
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP No. G87264100

ITEM 1.

(a) Name of issuer:

Tecnoglass Inc. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

Avenida Circunvalar a 100 mts de la Via 40

Barrio Las Flores Barranquilla

Colombia

ITEM 2.

(a)

The names of the persons (the “Reporting Persons”) filing this Statement (this "Statement") are David Sandberg, the controlling member of Red Oak Partners, LLC, a Florida limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Red Oak Fund"), The Red Oak Long Fund, LP, a Delaware limited partnership (the “Red Oak Long Fund”), The Red Oak Institutional Founders Long Fund, LP, a Delaware limited partnership (the "Red Oak Founders Fund"), and a managing member of Pinnacle Capital Partners LLC, a Florida limited liability company (“Pinnacle Capital Partners”), the general partner of Pinnacle Opportunities Fund, LP, a Delaware limited partnership ("Pinnacle Fund", together with the "Red Oak Fund", the “Red Oak Founders Fund”, and the “Red Oak Long Fund”, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of the Reporting Persons hereto disclaims beneficial ownership with respect to any shares other than the shares owned directly by such filer.

(b)  The principal office or business address of the Red Oak Fund, Red Oak Long Fund, Red Oak Founders Fund, Red Oak Partners, Pinnacle Capital Partners, Pinnacle Fund and David Sandberg is 1969 SW 17th Street, Boca Raton, FL 33486.

(c) David Sandberg is a citizen of the United States.

(d) This Statement relates to Common Stock, $.0001 par value, of the Issuer.

(e) The CUSIP Number of the Shares of the Issuer is G87264100.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Red Oak Partners may be deemed to beneficially own 1,251,105 shares of Common Stock which includes: 352,465 shares of Common Stock that Red Oak Fund may be deemed to beneficially own, 160,040 shares of Common Stock that Red Oak Long Fund may be deemed to beneficially own, 274,000 shares of Common Stock that Red Oak Founders Fund may be deemed to beneficially own, and 464,600 shares of Common Stock that Pinnacle Fund may be deemed to beneficially own.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,251,105 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

(b)

Percent of class:

With respect to David Sandberg and Red Oak Partners, 4.15% of Common Stock.  With respect to the Red Oak Fund, 1.17% of Common Stock.  With respect to the Red Oak Long Fund, 0.53% of Common Stock.  With respect to the Red Oak Founders Fund, 0.91% of Common Stock.  With respect to Pinnacle Capital Partners and Pinnacle Fund, 1.54% of Common Stock.

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

With respect to David Sandberg and Red Oak Partners, LLC, 1,251,105 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

With respect to David Sandberg and Red Oak Partners, LLC, 1,251,105 shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

David Sandberg is the controlling member of Red Oak Partners, LLC, which serves as the general partner of the Red Oak Fund, LP, the Red Oak Long Fund, LP, the Red Oak Founders Fund, and the managing member of Pinnacle Capital Partners LLC, the general partner of Pinnacle Opportunities Fund, LP.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member